Exhibit 1.1

Unaudited Condensed Interim Consolidated
Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2017

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	June 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents (Note 21)	$160,908	$180,881
Short-term investments (Note 5)	37,283	36,729
Trade and other receivables (Note 4)	124,379	130,117
Income taxes receivable	17,445	17,460
Inventories (Note 6)	230,486	237,329
Derivative financial instruments (Note 4)	2,467	—
Prepaid expenses and other current assets	10,974	10,337
	583,942	612,853
Non-current assets
Mineral properties, plant and equipment (Note 7)	1,272,052	1,222,727
Long-term refundable tax	8,832	7,664
Deferred tax assets	1,727	1,727
Investment in associates (Note 9)	51,800	49,734
Other assets (Note 10)	403	379
Goodwill (Note 8)	3,057	3,057
Total Assets	$1,921,813	$1,898,141

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$126,369	$143,502
Loans payable (Note 12)	2,504	—
Derivative financial instruments (Note 4)	15	2,815
Current portion of provisions (Note 13)	5,822	8,499
Current portion of finance lease (Note 14)	4,844	3,559
Income tax payable	14,823	25,911
	154,377	184,286
Non-current liabilities
Long-term portion of provisions (Note 13)	57,898	51,444
Deferred tax liabilities	159,200	170,863
Long-term portion of finance lease (Note 14)	3,197	3,542
Long-term debt (Note 15)	36,200	36,200
Deferred revenue (Note 9)	12,114	11,561
Other long-term liabilities (Note 16)	26,724	27,408
Share purchase warrants (Note 9)	14,114	13,833
Total Liabilities	463,824	499,137

Equity
Capital and reserves (Note 17)
Issued capital	2,316,341	2,303,978
Share option reserve	22,171	22,946
Investment revaluation reserve	262	434
Deficit	(883,898)	(931,060)
Total Equity attributable to equity holders of the Company	1,454,876	1,396,298
Non-controlling interests	3,113	2,706
Total Equity	1,457,989	1,399,004
Total Liabilities and Equity	$1,921,813	$1,898,141
Commitments and Contingencies (Notes 4, 24); subsequent events (Note 26)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON AUGUST 9, 2017

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Income Statements (unaudited, in thousands of U.S. dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Revenue (Note 22)	$201,319	$192,258	$400,006	$350,533
Cost of sales
Production costs (Note 18)	(121,921)	(109,056)	(251,144)	(214,864)
Depreciation and amortization	(30,701)	(29,755)	(60,054)	(59,126)
Royalties	(3,915)	(8,717)	(11,151)	(15,115)
	(156,537)	(147,528)	(322,349)	(289,105)
Mine operating earnings	44,782	44,730	77,657	61,428

General and administrative	(5,293)	(7,118)	(11,052)	(12,852)
Exploration and project development	(4,434)	(2,668)	(7,958)	(3,950)
Foreign exchange gains (losses)	114	(1,562)	2,623	(3,334)
Gains (losses) on commodity, diesel fuel swaps, and foreign currency contracts (Note 4)	960	(438)	2,754	(496)
Gain on sale of mineral properties, plant and equipment	292	17,948	334	18,052
Share of loss from associate and dilution gain (Note 9)	649	—	1,420	—
Other income (expense)	350	(839)	1,764	(1,326)
Earnings from operations	37,420	50,053	67,542	57,522

Investment income	20	244	79	548
Interest and finance expense (Note 19)	62	(2,547)	(2,328)	(4,345)
Earnings before income taxes	37,502	47,750	65,293	53,725
Income tax expense (Note 23)	(1,491)	(13,524)	(9,332)	(17,624)
Net earnings for the period	$36,011	$34,226	$55,961	$36,101

Attributable to:
Equity holders of the Company	$35,472	$33,804	$54,843	$35,542
Non-controlling interests	539	422	1,118	559
	$36,011	$34,226	$55,961	$36,101

Earnings per share attributable to common shareholders (Note 20)
Basic earnings per share	$0.23	$0.22	$0.36	$0.23
Diluted earnings per share	$0.23	$0.22	$0.36	$0.23
Weighted average shares outstanding (in 000’s) Basic	153,136	152,028	152,948	152,005
Weighted average shares outstanding (in 000’s) Diluted	153,422	152,421	153,275	152,280

See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Comprehensive Income (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net earnings for the period	$36,011	$34,226	$55,961	$36,101
Items that may be reclassified subsequently to net earnings:
Unrealized net (losses) gains on available for sale securities (net of $nil tax in 2017 and 2016)	(463)	1,693	(132)	2,261
Reclassification adjustment for realized losses (gains) on equity securities to earnings (net of $nil tax in 2017 and 2016)	12	26	(40)	8
Total comprehensive earnings for the period	$35,560	$35,945	$55,789	$38,370

Total comprehensive earnings attributable to:
Equity holders of the Company	$35,021	$35,523	$54,671	$37,811
Non-controlling interests	539	422	1,118	559
	$35,560	$35,945	$55,789	$38,370
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Cash flow from operating activities
Net earnings for the period	$36,011	$34,226	$55,961	$36,101

Current income tax expense (Note 23)	11,598	15,411	23,556	18,798
Deferred income tax recovery (Note 23)	(10,107)	(1,887)	(14,224)	(1,174)
Interest expense (Note 19)	(2,436)	463	(2,318)	975
Depreciation and amortization	30,701	29,755	60,054	59,126
Accretion on closure and decommissioning provision (Note 13)	1,494	1,073	2,987	1,792
Unrealized losses (gains) on foreign exchange	926	181	(1,118)	1,489
Share-based compensation expense	918	856	1,619	1,558
(Gains) losses on commodity, diesel fuel swaps, and foreign currency contracts (Note 4)	(960)	438	(2,754)	496
Share of loss from associate and dilution gain (Note 9)	(649)	—	(1,420)	—
Gain on sale of mineral properties, plant and equipment	(292)	(17,948)	(334)	(18,052)
Net realizable value adjustment for inventories	(5,739)	(9,108)	5,476	(12,532)
Changes in non-cash operating working capital (Note 21)	(8,203)	12,477	(10,399)	(15,123)
Operating cash flows before interest and income taxes	53,262	65,937	117,086	73,454

Interest paid	(650)	(110)	(1,272)	(432)
Interest received	543	218	655	541
Income taxes paid	(10,249)	(26)	(34,994)	(6,773)
Net cash generated from operating activities	$42,906	$66,019	$81,475	$66,790

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(41,822)	$(52,767)	$(73,760)	$(97,667)
Acquisition of mineral interests	(7,470)	—	(20,219)	—
Net proceeds from (purchase) sales of short-term investments	(15,919)	4,668	(1,067)	40,693
Proceeds from sale of mineral properties, plant and equipment	1,342	15,001	1,387	15,111
Net proceeds (payments) from commodity, diesel fuel swaps, and foreign currency contracts	626	(270)	(2,513)	(1,792)
Net cash used in investing activities	$(63,243)	$(33,368)	$(96,172)	$(43,655)

Cash flow from financing activities
Proceeds from issue of equity shares	$414	$599	$2,493	$809
Distributions to non-controlling interests	(557)	(214)	(738)	(214)
Dividends paid	(3,830)	(1,900)	(7,654)	(3,800)
Proceeds from (payment of) short-term loans	2,500	(1,500)	2,500	(2,736)
Payment of equipment leases	(996)	(769)	(1,923)	(1,498)
Net cash used in financing activities	$(2,469)	$(3,784)	$(5,322)	$(7,439)
Effects of exchange rate changes on cash and cash equivalents	105	648	46	243
Net (decrease) increase in cash and cash equivalents	(22,701)	29,515	(19,973)	15,939
Cash and cash equivalents at the beginning of the period	183,609	120,387	180,881	133,963
Cash and cash equivalents at the end of the period	$160,908	$149,902	$160,908	$149,902
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	5

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2015	151,883,734	$2,298,390	$22,829	$(458)	$(1,023,539)	$1,297,222	$1,394	$1,298,616
Total comprehensive earnings
Net earnings for the year	—	—	—	—	100,085	100,085	1,740	101,825
Other comprehensive income	—	—	—	892	—	892	—	892
	—	—	—	892	100,085	100,977	1,740	102,717
Shares issued on the exercise of stock options	254,146	3,223	(824)	—	—	2,399	—	2,399
Shares issued as compensation	196,772	2,365	—	—	—	2,365	—	2,365
Share-based compensation on option grants	—	—	941	—	—	941	—	941
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(428)	(428)
Dividends paid	—	—	—	—	(7,606)	(7,606)	—	(7,606)
Balance, December 31, 2016	152,334,652	$2,303,978	$22,946	$434	$(931,060)	$1,396,298	$2,706	$1,399,004
Total comprehensive earnings
Net earnings for the period	—	—	—	—	54,843	54,843	1,118	55,961
Other comprehensive loss	—	—	—	(172)	—	(172)	—	(172)
	—	—	—	(172)	54,843	54,671	1,118	55,789
Shares issued on the exercise of stock options	296,180	3,496	(1,003)	—	—	2,493	—	2,493
Shares issued as compensation	12,291	217	—	—	—	217	—	217
Share-based compensation on option grants	—	—	228	—	—	228	—	228
Acquisition of mineral interests	525,654	8,650	—	—	—	8,650	—	8,650
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(27)	(27)	(711)	(738)
Dividends paid	—	—	—	—	(7,654)	(7,654)	—	(7,654)
Balance, June 30, 2017	153,168,777	$2,316,341	$22,171	$262	$(883,898)	$1,454,876	$3,113	$1,457,989

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2015	151,883,734	$2,298,390	$22,829	$(458)	$(1,023,539)	$1,297,222	$1,394	$1,298,616
Total comprehensive earnings
Net earnings for the period	—	—	—	—	35,542	35,542	559	36,101
Other comprehensive income	—	—	—	2,269	—	2,269	—	2,269
	—	—	—	2,269	35,542	37,811	559	38,370
Shares issued on exercise of stock options	91,366	1,092	(283)	—	—	809	—	809
Shares issued as compensation	114,434	900	—	—	—	900	—	900
Share-based compensation on option grants	—	—	464	—	—	464	—	464
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(214)	(214)
Dividends paid	—	—	—	—	(3,800)	(3,800)	—	(3,800)
Balance, June 30, 2016	152,089,534	$2,300,382	$23,010	$1,811	$(991,797)	$1,333,406	$1,739	$1,335,145
 See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

1. NATURE OF OPERATIONS
Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American Silver Corp. is incorporated and domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America, Mexico, and the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Preparation
These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies and methodologies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2016. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016, as they do not include all the information and disclosures required by International Financial Reporting Standards for complete financial statements.
Operating results for the three and six month periods ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2016.

b.	Changes in Accounting Policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2016, except for the following: the Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The adoption of these amendments did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

c.	Accounting Standards Issued But Not Yet Effective
IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments will have on its consolidated financial statements.
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2018. The Company plans to apply IFRS 15 at the date it becomes effective. The Company is currently assessing what potential impact the application of IFRS 15 will have on its consolidated financial statements. The assessment has principally involved examining the Company’s various doré and concentrate sales contracts to identify when the control of goods and services is transferred, and if any separate performance obligations exist that may affect the timing of when revenue would be recognized under IFRS 15.  Based on this assessment to date the Company does not anticipate IFRS 15 to have a material impact on doré or concentrate sales, or the associated provisional pricing adjustments.  Throughout the remainder of 2017 the Company will continue to prepare for the adoption of IFRS 15, and any related impact the adoption may have on internal controls.
IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 - Leases which replaces IAS 17 - Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration ("IFRIC 22") On December 8, 2016, the IASB issued IFRIC 22, which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The Standard provides guidance on how to determine the date of the transaction for the purpose of determining the spot exchange rate used to translate the asset, expense or income on initial recognition that relates to, and is recognized on the de-recognition of, a non-monetary prepayment asset or a non-monetary deferred income liability. It is effective January 1, 2018. The Company is currently assessing the impact on the adoption of this interpretation.

d.	Basis of Consolidation
These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company; the most significant at June 30, 2017 and December 31, 2016 are presented in the following table:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

3. MANAGEMENT OF CAPITAL
The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus deficit, plus investment revaluation reserve) with a balance of $1.5 billion as at June 30, 2017 (December 31, 2016 - $1.4 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.
The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2016. Refer to Note 15 for details of the Company’s revolving credit facility and related covenants.

4. FINANCIAL INSTRUMENTS

a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)
The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	June 30, 2017	December 31, 2016
Current derivative assets:
Zinc contracts	$56	$—
Foreign currency contracts	2,411	—
	$2,467	$—

	June 30, 2017	December 31, 2016
Current derivative liabilities:
Zinc contracts	$—	$1,769
Lead Contracts	—	54
Foreign currency contracts	15	992
	$15	$2,815

In addition, trade and other receivables include accounts receivable arising from sales of metal concentrates and have been designated and classified as at FVTPL. The total trade and other receivables are as follows:

	June 30, 2017	December 31, 2016
Trade receivables from provisional concentrates sales	$50,350	$44,960
Advances to suppliers(1)	18,167	28,762
Not arising from sale of metal concentrates(2)	55,862	56,395
Trade and other receivables	$124,379	$130,117

(1)	Advances to suppliers are not classified as financial instruments.

(2)	Accounted for at amortized cost.

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

The net gains (losses) on derivatives for the three and six months ended June 30, 2017 and 2016 were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Gains (losses) on commodity and diesel fuel swap and foreign currency contracts:
Realized gains (losses) on foreign currency, diesel fuel swap and commodity contracts	$626	$(270)	$(2,513)	$(1,792)
Unrealized gains (losses) on foreign currency, diesel fuel swap and commodity contracts	334	(168)	5,267	1,296
	$960	$(438)	$2,754	$(496)

b)	Financial assets designated as available-for-sale
The Company’s short-term investments are designated as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) for the three and six months ended June 30, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Unrealized net (losses) gains on available for sale securities	$(463)	$1,693	$(132)	$2,261
Reclassification adjustment for realized losses (gains) on equity securities to earnings	12	26	(40)	8
	$(451)	$1,719	$(172)	$2,269

c)	Fair Value of Financial Instruments

(i)	Fair value measurement of financial assets and liabilities recognized in the condensed interim consolidated financial statements
The carrying value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

At June 30, 2017 and December 31, 2016, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value are categorized as follows:

	June 30, 2017		December 31, 2016
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$37,283	$—	$36,729	$—
Trade receivables from provisional concentrate sales	—	50,350	—	44,960
Zinc contracts	—	56	—	(1,769)
Lead contracts	—	—	—	(54)
Foreign currency contracts	—	2,396	—	(992)
	$37,283	$52,802	$36,729	$42,145
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2016. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the three and six months ended June 30, 2017. At June 30, 2017, there were no financial assets or liabilities measured at fair value on the Condensed Interim Consolidated Statement of Financial Position that would be categorized within Level 3 of the fair value hierarchy (December 31, 2016 - none).

(ii)	Valuation Techniques
 Short-term investments
The Company’s short-term investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
 Derivative Financial Instruments
The Company’s commodity swaps and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair value hierarchy. As of June 30, 2017, the cumulative unrealized gains on foreign currency and commodity contracts was $2.5 million (2016 - losses of $2.8 million).
During the year ended December 31, 2016 the Company entered into collared positions for its foreign currency exposure of MXN purchases with puts and call contracts (Note 4d(iv), Foreign Exchange Rate Risk).
During 2015 the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices that had a total initial notional value of $25.5 million (the “Diesel Swaps”). All of the Diesel Swaps were settled by December 31, 2016.   A total of $4.5 million of the notional amounts of the Diesel Swaps remained outstanding as of June 30, 2016. The Company recorded gains of $1.5 million and $1.2 million on the Diesel Swaps during the three and six months ended June 30, 2016, with no such losses recorded in 2017.
At June 30, 2017, the Company had outstanding collars made up of put and call contracts on its zinc exposure, for 6,900 tonnes with settlement dates between July 2017 and December 2017. The outstanding contracts have a weighted average floor and cap of $2,300 and $3,575, respectively. The Company recorded losses of $nil and $1.1 million on zinc positions during the three and six months ended June 30, 2017, respectively (2016 - losses of $1.3 million, and $1.4 million, respectively).
At June 30, 2017, the Company had no outstanding contracts covering its lead exposure, with the final contract expiring on February 2017. The Company recorded $nil and a loss of $0.1 million on lead positions during the three and six months ended June 30, 2017, respectively (2016 - losses of $0.2 million and $nil, respectively).

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

d)	Financial Instruments and Related Risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are metal price risk, credit risk, interest rate risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(i)	Metal Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s current policy is to not hedge the price of silver.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

(ii)	Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honor supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2017, the Company had receivable balances associated with buyers of its concentrates of $50.4 million (December 31, 2016 - $45.0 million). The vast majority of the Company’s concentrate is sold to seven well-known concentrate buyers.
Silver doré production from La Colorada, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At June 30, 2017 the Company had approximately $25.9 million (December 31, 2016 - $28.5 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

(iii)	Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. At June 30, 2017, the Company has $8.0 million in lease obligations (December 31, 2016 - $7.1 million), that are subject to an annualized interest rate of 2.2% and an amount drawn on the credit facility of $36.2 million (December 31, 2016 - $36.2 million) at an annual interest rate of 2.125% to 3.125% over LIBOR. The interest paid by the Company for the three and six months ended June 30, 2017 on its lease obligations was $nil and $0.1 million, respectively (2016 – $nil and $0.1 million, respectively). At June 30, 2017, the Company has short term loans in Argentina of $2.5 million (December 31, 2016 - $nil), that is subject to an annualized interest rate of 1.5%. The interest paid by the Company for the three and six months ended June 30, 2017 on the credit facility was $0.3 million and $0.6 million, respectively (2016 – $0.4 million, and 0.6 million, respectively).
The average interest rate earned by the Company during the three and six months ended June 30, 2017 on its cash and short-term investments was 0.63% and 0.63%, respectively (2016 - 0.44% and 0.55%, respectively).

(iv)	Foreign Exchange Rate Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At June 30, 2017, the Company had outstanding collars made up of put and call contracts on its foreign currency exposure of MXN purchases with a nominal value of $36.0 million and settlement dates between July 2017 and December 2017. The positions have a weighted average floor of $19.50 and an average cap of $23.93. The Company recorded gains of $1.1 million and $4.2 million on the MXN forward contracts for the three and six months ended June 30, 2017, respectively (2016 - losses of $0.4 million, and $0.2 million, respectively).

(v)	Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

(vi)	Contractual Maturities
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial and non-financial liabilities, shown in contractual undiscounted cashflow:

Payments due by period 2017
	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$122,135	$122,135	$—	$—	$—
Credit Facility	39,550	1,200	38,350	—	—
Loan obligation	2,507	2,507	—	—	—
Finance lease obligations(2)	8,245	5,011	3,234	—	—
Severance accrual	4,183	514	1,858	760	1,051
Employee compensation(3)	7,534	4,319	3,215	—	—
Loss on commodity contracts	15	15	—	—	—
Provisions(4)	4,130	2,719	564	604	243
Income taxes payable	14,823	14,823	—	—	—
Total contractual obligations(4)	$203,122	$153,243	$47,221	$1,364	$1,294

Payments due by period 2016
	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$141,002	$141,002	$—	$—	$—
Credit Facility	38,440	960	1,280	36,200	—
Finance lease obligations(2)	7,321	3,720	3,601	—	—
Severance accrual	3,986	689	658	365	2,274
Employee compensation(3)	6,918	3,996	2,922	—	—
Loss on commodity contracts	2,815	2,815	—	—	—
Provisions(4)	4,719	3,262	562	629	266
Income taxes payable	25,911	25,911	—	—	—
Total contractual obligations(4)	$231,112	$182,355	$9,023	$37,194	$2,540

(1)
Includes all current liabilities in the condensed interim consolidated statement of financial position at June 30, 2017 and December 31, 2016 plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance in the statement of financial position to the total contractual obligations within one year, per the contractual maturities schedule is shown in the table below.

June 30, 2017		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$122,135	$—	$122,135
Credit facility	—	1,200	1,200
Loan obligation	2,504	3	2,507
Current portion of finance lease	4,844	167	5,011
Current severance liability	514	—	514
Employee Compensation & RSU’s	3,720	599	4,319
Unrealized loss on commodity contracts	15	—	15
Provisions(4)	2,719	—	2,719
Income tax payable	14,823	—	14,823
Total contractual obligations within one year(4)	$151,274	$1,969	$153,243

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

December 31, 2016		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$141,002	$—	$141,002
Credit facility	—	960	960
Current portion of finance lease	3,559	161	3,720
Current severance liability	689	—	689
Employee Compensation & RSU’s	1,812	2,184	3,996
Unrealized loss on commodity contracts	2,815	—	2,815
Provisions(4)	3,262	—	3,262
Income tax payable	25,911	—	25,911
Total contractual obligations within one year(4)	179,050	3,305	182,355

(2)	Includes lease obligations in the amount of $8.2 million (December 31, 2016 - $7.3 million) with a net present value of $8.0 million (December 31, 2016 - $7.1 million) discussed further in Note 14.

(3)	Includes RSU obligation in the amount of $5.1 million (December 31, 2016 – $4.8 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2017 and 50% in December 2018.

(4)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current $3.1 million, long-term $56.5 million) discussed in Note 13 (December 31, 2016 - current $5.2 million, long-term $50.4 million), the deferred credit arising from the Aquiline acquisition ($20.8 million) (December 31, 2016 - $20.8 million) discussed in Note 16, and deferred tax liabilities of $159.2 million (December 31, 2016 - $170.9 million).

5. SHORT TERM INVESTMENTS

	June 30, 2017			December 31, 2016
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$37,283	$37,021	$262	$36,729	$36,295	$434

6. INVENTORIES
Inventories consist of:

	June 30, 2017	December 31, 2016
Concentrate inventory	$11,891	$12,891
Stockpile ore (1)	29,311	31,964
Heap leach inventory and in process (2)	108,127	109,705
Doré and finished inventory (3)	33,645	36,864
Materials and supplies	47,512	45,905
	$230,486	$237,329

(1)	Includes an impairment charge of $10.1 million to reduce the cost basis of inventory to NRV at Manantial Espejo mine (December 31, 2016 – $6.0 million at Manantial Espejo and Dolores mines).

(2)	Includes an impairment charge of $3.2 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines (December 31, 2016 - $1.5 million at Manantial Espejo mine).

(3)	Includes an impairment charge of $3.2 million to reduce the cost basis of inventory to NRV at Alamo Dorado mine (December 31, 2016 - $3.4 million at Manantial Espejo and Alamo Dorado mines).

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT
Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to expense in the period they are incurred.
Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.
Mineral properties, plant and equipment consist of:

	June 30, 2017			December 31, 2016
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$192,219	$(101,132)	$91,087	$185,850	$(95,195)	$90,655
Morococha mine, Peru	227,621	(187,540)	40,081	222,517	(183,289)	39,228
Alamo Dorado mine, Mexico	195,458	(195,458)	—	197,199	(197,199)	—
La Colorada mine, Mexico	271,504	(91,182)	180,322	262,516	(81,888)	180,628
Dolores mine, Mexico	1,401,872	(871,519)	530,353	1,358,923	(837,478)	521,445
Manantial Espejo mine, Argentina	363,462	(350,591)	12,871	361,553	(347,855)	13,698
San Vicente mine, Bolivia	128,272	(77,962)	50,310	124,618	(74,251)	50,367
Other	24,666	(16,459)	8,207	24,465	(16,290)	8,175
Total	$2,805,074	$(1,891,843)	$913,231	$2,737,641	$(1,833,445)	$904,196

Land and Exploration and Evaluation:
Land	$4,900	$(1,462)	$3,438	$4,900	$(1,462)	$3,438
Navidad project, Argentina	566,577	(376,101)	190,476	566,572	(376,101)	190,471
Minefinders projects, Mexico	112,029	(16,929)	95,100	112,029	(16,929)	95,100
Morococha, Peru	9,674	(6,436)	3,238	9,674	(6,436)	3,238
Argentine projects (1) (2)	40,314	—	40,314	—	—	—
Other	38,999	(12,744)	26,255	38,857	(12,573)	26,284
Total non-producing properties	$772,493	$(413,672)	$358,821	$732,032	$(413,501)	$318,531
Total mineral properties, plant and equipment	$3,577,567	$(2,305,515)	$1,272,052	$3,469,673	$(2,246,946)	$1,222,727

(1)On February 10, 2017, the Company completed the acquisition of 100% of Couer Joaquin S.R.L., subsequently renamed Minera Joaquin S.R.L. (“Joaquin”).  Joaquin’s principal asset is the Joaquin project, located in the Santa Cruz province of southern Argentina. The Company has begun technical studies to define the scope of economically recoverable mineralized material. The consideration for the acquisition was $25.0 million, comprised of $15.0 million in cash and $10.0 million of the Company’s common shares valued as of January 13, 2017 (555,654 total common shares), plus a 2.0% net smelter returns royalty on the Joaquin project. Transaction costs were approximately $0.3 million.
(2)On May 31, 2017, the Company acquired 100% of Patagonia's Cap-Oeste Sur Este ("COSE") project in the Santa Cruz province of southern Argentina from Patagonia Gold Plc. ("Patagonia") . Consideration payable to Patagonia included $15 million, of which $7.5 million is deferred, plus a 1.5% net smelter returns royalty ("NSR") on the COSE project. On May 31, 2017, the Company made a payment of $7.5 million and granted a 1.5% NSR on production from COSE, and the title to COSE transferred to the Company. The remaining $7.5 million payment is due on the earlier of 12 months from the closing date, or the commencement of commercial production.

The assets acquired and liabilities assumed from both projects have been included in the table above under "Argentine projects", and in the "Other" reportable operating segment of the segment note (Note 22). The Company concluded that the acquired assets and assumed liabilities did not constitute a business and accordingly the transactions were accounted for as asset acquisitions. The Joaquin purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $25.4 million allocated to mineral properties, plant and equipment and the remaining allocated to working capital items ($0.04 million). The COSE purchase price of $15.0 million was allocated to mineral properties, plant and equipment.

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

8. IMPAIRMENT OF NON-CURRENT ASSETS AND GOODWILL
Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of June 30, 2017 no such indicators were noted, and no impairment charges or impairment charge reversals were required.
Goodwill
Goodwill arose when the Company acquired Minefinders in 2012 and consists of:

	June 30, 2017	December 31, 2016
Goodwill	$3,057	$3,057

9. INVESTMENT IN ASSOCIATES
Investment in associates consist of:

	June 30, 2017	December 31, 2016
Investment in Maverix Metals Inc. ("Maverix")	$50,350	$48,284
Investment in other	1,450	1,450
	$51,800	$49,734
The following table shows a continuity of the Company's investment in Maverix:

	2017	2016
Balance of investment in associate, December 31,	$48,284	$—
Dilution gain	1,905	—
Adjustment for change in ownership interest	646	—
Loss in associate	(485)	—
Balance of investment in associate, June 30,	$50,350	$—

Investment in Maverix:
The Company's warrant liability representing in substance ownership interest in Maverix was $14.1 million as at June 30, 2017 (December 31, 2016 - $13.8 million). The Company's share of Maverix income or loss was recorded, from January 1, 2017 to February 21, 2017 based on its 43% interest, and 41% for the period February 22, 2017 to April 20, 2017, and 40% for the period April 21, 2017 to June 30, 2017 representing the Company’s fully diluted ownership.
On April 20, 2017, Maverix closed a transaction with a wholly owned subsidiary of Silvercorp Metals Inc. (Silvercorp”), where Maverix acquired a net smelter return royalty on the Silvertip mine located in British Columbia Canada; and Maverix issued to Silvercorp a total of 3.8 million common shares (the "Silvertip Transaction").
On February 21, 2017, Maverix closed a transaction with Auramet Trading LLC and certain of its affiliates (collectively "Auramet"), where Maverix acquired a portfolio of two (2) royalties from Auramet (the "Auramet Royalty Portfolio"); and Maverix issued to Auramet a total of 8.5 million common shares and made a cash payment of $5 million (collectively, the "Auramet Transaction").

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams"). The deferred revenue liability recognized by the Company is the portion of the deferred revenue to be paid to Maverix owners other than Pan American through its ownership in Maverix.
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. On February 21, 2017 and April 20, 2017, the Company recorded an additional $0.4 million and $0.2 million of deferred revenue, respectively, as a result of the diluted ownership in Maverix that arose on the Auramet and Silvertip transactions, respectively. As at June 30, 2017, the deferred revenue liability was $12.1 million (December 31, 2016 - $11.6 million).
All transactions with Maverix were in the normal course and measured at exchange amounts, which were the amounts of consideration established and agreed to by the Company and Maverix.
Income Statement Impacts:
The Auramet and Silvertip transactions resulted in dilution gains of $0.5 million and $1.9 million for the three and six months ended June 30, 2017, respectively, recorded in share of loss from associate and dilution gain.
For the three and six months ended June 30, 2017 the Company also recognized its share of income (loss) from associate of $0.2 million in income and $0.5 million in loss, respectively, which represents the Company's proportionate share of Maverix's income (loss) during the period.

10. OTHER ASSETS
Other assets consist of:

	June 30, 2017	December 31, 2016
Reclamation bonds	$199	$199
Lease receivable	84	91
Other assets	120	89
	$403	$379

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consist of:

	June 30, 2017	December 31, 2016
Trade accounts payable(1)	$41,455	$45,344
Royalties payable	4,174	4,612
Other accounts payable and trade related accruals	35,089	48,767
Payroll and related benefits	27,401	24,971
Severance accruals	514	688
Other taxes payable	17,736	19,120
	$126,369	$143,502

(1)	No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

12. LOANS PAYABLE

	June 30, 2017	December 31, 2016
Loans Payable(1)	$2,504	$—

(1)	This balance was repaid on July 28, 2017 and bears interest at 1.5% per annum.

13. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2016	$55,611	$4,332	$59,943
Revisions in estimates and obligations incurred	4,144	—	4,144
Charged (credited) to earnings:
-new provisions	—	483	483
-change in estimate	—	(131)	(131)
-exchange gains on provisions	—	194	194
Charged in the period	—	(747)	(747)
Reclamation expenditures	(3,153)	—	(3,153)
Accretion expense (Note 19)	2,987	—	2,987
June 30, 2017	$59,589	$4,131	$63,720

Maturity analysis of total provisions:	June 30, 2017	December 31, 2016
Current	$5,822	$8,499
Non-Current	57,898	51,444
	$63,720	$59,943

14. FINANCE LEASE OBLIGATIONS

	June 30, 2017	December 31, 2016
Lease obligations(1)	$8,041	$7,101

	June 30, 2017	December 31, 2016
Maturity analysis of finance leases:
Current	$4,844	$3,559
Non-Current	3,197	3,542
	$8,041	$7,101

(1)
Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments at June 30, 2017 and December 31, 2016 to their present value is presented in the table below.

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

	June 30, 2017	December 31, 2016
Less than a year	$5,011	$3,720
2 years	2,624	3,242
3 years	610	359
4 years	—	—
5 years	—	—
	8,245	7,321
Less future finance charges	(204)	(220)
Present value of minimum lease payments	$8,041	$7,101

15. LONG TERM DEBT
Long term debt consists of:

	June 30, 2017	December 31, 2016
Credit Facility	$36,200	$36,200
Total long-term debt	$36,200	$36,200

Maturity analysis of Long Term debt:

	June 30, 2017	December 31, 2016
Current	$—	$—
Non-Current	36,200	36,200
	$36,200	$36,200

On April 15, 2015, the Company entered into a $300.0 million secured revolving credit facility with a 4-year term (the “Credit Facility”) and upfront costs of $3.0 million. On May 31, 2016, the Company amended its Credit Facility by extending the term by 1 year, with additional upfront costs of $0.4 million. As part of the amendment, the financial covenants were amended to require the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net income from and including the fiscal quarter ended March 31, 2016. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of June 30, 2017, the Company was in compliance with all covenants required by the Credit Facility.
The upfront costs have been recorded as an asset under the classification Prepaid expenses and other current assets and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
At the option of the Company, amounts can be drawn under the Credit Facility and will incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 2.125% to 3.125% or; (ii) the Bank of Nova Scotia’s Base Rate plus 1.125% to 2.125%. Undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.478% to 0.703% per annum, dependent on the Company’s leverage ratio.
As at June 30, 2017 and December 31, 2016, $36.2 million and $36.2 million, respectively, was drawn on the Credit Facility under LIBOR loans at an average annual rate of 2.55%. During the three and six months ended June 30, 2017, the Company has incurred $0.3 million and $0.6 million, respectively, (2016 - $0.3 million and $0.6 million, respectively) in standby charges on undrawn amounts and $0.3 million and $0.6 million, respectively, (2016 - $0.4 million and $0.6 million, respectively) in interest on drawn amounts under this Facility.

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

16. OTHER LONG TERM LIABILITIES
Other long term liabilities consist of:

	June 30, 2017	December 31, 2016
Deferred credit(1)	$20,788	$20,788
Other income tax payable	2,267	3,321
Severance accruals	3,669	3,299
	$26,724	$27,408

(1)
As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

17. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS
The Company has a comprehensive stock option and compensation share plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five trading days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Subject to certain exceptions, any modifications to the Compensation Plan require shareholders’ approval.
The Board has developed long term incentive plan (“LTIP”) guidelines, which provide annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of an annual grant of options to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend. The options are seven year options which vest evenly in two annual instalments. Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. In addition, the restricted share units (“RSUs”) plan described below is part of the LTIP plan. In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP, plan described below.
The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP plan guidelines can be modified or suspended, at the discretion of the Board of Directors. Additionally, from time to time, the Company issues replacement awards and warrants related to acquisitions.

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Transactions concerning stock options are summarized as follows in CAD:

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2015	1,552,923	$15.98
Granted	45,705	$23.61
Exercised	(254,146)	$12.30
Expired	(9,352)	$24.70
Forfeited	(24,266)	$21.07
As at December 31, 2016	1,310,864	$16.81
Granted	—	—
Exercised	(296,180)	$(11.18)
Expired	—	—
Forfeited	(86,149)	$(22.89)
As at June 30, 2017	928,535	$18.04

Long Term Incentive Plan
During the three months ended June 30, 2017, 49,822 common shares were issued in connection with the exercise of options under the plan (2016 – 67,017 common shares), nil options expired (2016 - nil) and 64,937 options were forfeited (2016 – nil).
During the six months ended June 30, 2017, 296,180 common shares were issued in connection with the exercise of options under the plan (2016 – 91,366 common shares), nil options expired (2016 - nil) and 86,149 options were forfeited (2016 – 22,810).
During the three and six months ended June 30, 2017, 12,291 and 12,291 common shares, respectively, were issued to Directors in lieu of Directors fees of $0.2 million and $0.2 million (2016 - 14,434 and 114,434 common shares in lieu of fees of $0.2 million and $0.9 million, respectively).
Share Option Plan
The following table summarizes information concerning stock options outstanding and options exercisable as at June 30, 2017. The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at June 30, 2017	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at June 30, 2017	Weighted Average Exercise Price CAD$
$9.76 - $11.57	343,903	61.72	$10.02	141,981	$10.40
$11.58 - $17.01	104,144	56.88	$11.80	104,144	$11.80
$17.02 - $18.53	127,274	32.38	$18.38	127,274	$18.38
$18.54 - $24.90	288,258	26.83	$24.70	242,553	$24.90
$24.91 - $40.22	64,956	5.36	$40.22	64,956	$40.22
	928,535	42.38	$18.04	680,908	$20.12

For the three and six months ended June 30, 2017 the total employee share-based compensation expense recognized in the income statement was $0.9 million and $1.6 million, respectively (2016 - $0.9 million and $1.6 million, respectively).

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Performance Shares Units
In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP. PSUs are notional share units that mirror the market value of the Company’s common shares (the “Shares”). Each vested PSU entitles the participant to a cash payment equal to the value of an underlying share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board has not yet approved the issuance of PSUs for 2017 (2016 - 38,119 PSUs approved at a share price of CAD $22.22). Compensation expense for PSUs was $0.2 million and $0.5 million, respectively, for the three and six months ended June 30, 2017 (2016 - $0.7 million and $0.8 million, respectively) and is presented as a component of general and administrative expense.
At June 30, 2017, the following PSU’s were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2015	103,671	$683
Granted	38,119	638
Change in value	—	831
As at December 31, 2016	141,790	$2,152
Change in value	—	252
As at June 30, 2017	141,790	$2,404

Restricted Share Units
Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash or Common Shares at the discretion of the Board and vest in two installments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additionally, RSU value is adjusted to reflect dividends paid on Pan American common share over the vesting period.
Compensation expense for RSU’s was $0.5 million and $1.4 million, respectively, for the three and six months ended June 30, 2017 (2016 – $1.4 million and $2.2 million, respectively) and is presented as a component of general and administrative expense.
At June 30, 2017, the following RSU’s were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2015	380,144	$2,495
Granted	164,132	2,919
Paid out	(224,805)	(3,769)
Forfeited	(4,048)	(61)
Change in value	—	3,180
As at December 31, 2016	315,423	$4,764
Granted	—	—
Paid out	—	—
Forfeited	(11,528)	(194)
Change in value	—	561
As at June 30, 2017	303,895	$5,131

Issued share capital
The Company is authorized to issue 200,000,000 common shares of no par value.

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Dividends
On August 9, 2017, the Company declared a quarterly dividend of $0.025 per common share payable to holders of record of its common shares as of the close of business day on August 21, 2017. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the period presented.
On May 9, 2017, the Company declared a quarterly dividend of $0.025 per common share paid to holders of record of its common shares as of the close of business day on May 23, 2017.
On February 14, 2017, the Company declared a quarterly dividend of $0.025 per common share paid to holders of record of its common shares as of the close of business day on February 27, 2017.
On August 11, 2016, the Company declared a quarterly dividend of $0.0125 per common share paid to holders of record of its common shares as of the close of business day on August 23, 2016.
On May 11, 2016, the Company declared a quarterly dividend of $0.0125 per common share paid to holders of record of its common shares as of the close of business day on May 24, 2016.
On February 17, 2016, the Company declared a quarterly dividend of $0.0125 per common share paid to holders of record of its common shares as of the close of business day on February 29, 2016.

18. PRODUCTION COSTS
Production costs are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Consumption of raw materials and consumables	$38,913	$40,597	$81,118	$80,894
Employee compensation and benefits expense	42,557	39,327	81,613	73,619
Contractors and outside services	21,532	19,776	42,496	37,838
Utilities	6,007	4,446	12,248	9,018
Severance costs related to mine operations	3,190	—	3,509	—
Other expenses	9,310	11,447	19,109	21,160
Changes in inventories (1)	412	(6,537)	11,051	(7,665)
	$121,921	$109,056	$251,144	$214,864

(1)
Includes NRV adjustments to inventory to reduce production costs by $5.7 million and increase production costs by $5.5 million for the three and six months ended June 30, 2017, respectively (2016 - reduce by $9.1 million and $12.5 million, respectively).

19. INTEREST AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Interest (recovery) expense	$(2,436)	$463	$(2,318)	$975
Finance fees	880	1,011	1,659	1,578
Accretion expense (Note 13)	1,494	1,073	2,987	1,792
	$(62)	$2,547	$2,328	$4,345

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended June 30,		2017		2016
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$35,472			$33,804
Basic EPS	$35,472	153,136	$0.23	$33,804	152,028	$0.22
Effect of Dilutive Securities:
Stock Options	—	286		—	393
Diluted EPS	$35,472	153,422	$0.23	$33,804	152,421	$0.22

(1)	Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and six months ended June 30, 2017 were 353,214 and 307,509, respectively, out-of-the-money options (2016 – 545,644 and 557,889, respectively).

For the six months ended June 30,		2017		2016
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$54,843			$35,542
Basic EPS	$54,843	152,948	$0.36	$35,542	152,005	$0.23
Effect of Dilutive Securities:
Stock Options	—	327		—	275
Diluted EPS	$54,843	153,275	$0.36	$35,542	152,280	$0.23

(1)	Net earnings attributable to equity holders of the Company.

21. SUPPLEMENTAL CASH FLOW INFORMATION
The following tables summarize the changes in operating working capital items and significant non-cash items:

	Three months ended June 30,		Six months ended June 30,
Changes in non-cash operating working capital items:	2017	2016	2017	2016
Trade and other receivables	$(8,785)	$5,096	$(8,400)	$(17,166)
Inventories	3,265	1,509	3,553	5,875
Prepaid expenses	(1,088)	(23)	(637)	(2,581)
Accounts payable and accrued liabilities	(460)	7,331	(1,965)	704
Provisions	(1,135)	(1,436)	(2,950)	(1,955)
	$(8,203)	$12,477	$(10,399)	$(15,123)

	Three months ended June 30,		Six months ended June 30,
Significant non-cash items:	2017	2016	2017	2016
Assets acquired by finance lease	$1,470	$1,570	$2,870	$3,234
Share-based compensation issued to employees and directors	$217	$220	$217	$900
Shares issued as consideration for Joaquin (Note 7)	$—	$—	$8,650	$—

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Cash and Cash Equivalents	June 30, 2017	December 31, 2016
Cash in banks	$124,816	$157,778
Short-term money markets investments	36,092	23,103
Cash and cash equivalents	$160,908	$180,881

22. SEGMENTED INFORMATION
All of the Company’s operations are within the mining sector, conducted through operations in four countries. Due to geographic and political diversity, the Company’s mining operations are decentralized in nature whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. We have determined that each producing mine and significant development property represents an operating segment. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. Operating results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	Three months ended, June 30, 2017
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue	$29,910	$30,032	$47,124	$7,026	$39,871	$31,550	$—	$15,806	$—	$201,319
Depreciation and amortization	$(3,381)	$(3,205)	$(15,847)	$(10)	$(4,797)	$(1,420)	$(21)	$(1,940)	$(80)	$(30,701)
Exploration and project development	$(331)	$(418)	$(638)	$—	$(62)	$(1,036)	$(609)	$—	$(1,340)	$(4,434)
Interest income (expense)	$11	$10	$533	$—	$—	$102	$28	$5	$(146)	$543
Interest and financing expenses	$(209)	$(133)	$2,498	$(90)	$(118)	$(710)	$(25)	$(60)	$(1,091)	$62
(Loss) gain on disposition of assets	$(154)	$(128)	$9	$500	$41	$—	$—	$22	$2	$292
Share of loss from associate and dilution gain	$—	$—	$—	$—	$—	$—	$—	$—	$649	$649
Foreign exchange gains (losses)	$17	$31	$(1)	$75	$(75)	$(290)	$(351)	$258	$450	$114
Gain on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$960	$960
Earnings (loss) before income taxes	$6,809	$9,222	$10,700	$(1,179)	$17,243	$(2,945)	$(982)	$3,356	$(4,722)	$37,502
Income tax (expense) recovery	$(2,703)	$(1,839)	$7,631	$8	$(2,908)	$308	$(19)	$(973)	$(996)	$(1,491)
Net earnings (loss) for the period	$4,106	$7,383	$18,331	$(1,171)	$14,335	$(2,637)	$(1,001)	$2,383	$(5,718)	$36,011
Capital expenditures	$2,102	$2,529	$27,134	$—	$7,443	$166	$—	$2,241	$207	$41,822

PAN AMERICAN SILVER CORP.	26

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

	Six months ended, June 30, 2017
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue	$61,583	$55,422	$93,361	$13,672	$83,023	$60,188	$—	$32,757	$—	$400,006
Depreciation and amortization	$(6,600)	$(5,590)	$(31,676)	$(10)	$(9,588)	$(2,707)	$(42)	$(3,675)	$(166)	$(60,054)
Exploration and project development	$(959)	$(692)	$(1,052)	$—	$(100)	$(1,036)	$(1,885)	$—	$(2,234)	$(7,958)
Interest income	$24	$13	$—	$1	$—	$208	$28	$5	$376	$655
Interest and financing expenses	$(426)	$(278)	$2,204	$(180)	$(234)	$(1,388)	$(50)	$(116)	$(1,860)	$(2,328)
(Loss) gain on disposition of assets	$(154)	$(128)	$10	$500	$(319)	$—	$—	$34	$391	$334
Share of loss from associate and dilution gain	$—	$—	$—	$—	$—	$—	$—	$—	$1,420	$1,420
Foreign exchange gains (losses)	$(85)	$(16)	$572	$204	$259	$(515)	$(189)	$471	$1,922	$2,623
Gain on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$2,754	$2,754
Earnings (loss) before income taxes	$17,262	$17,820	$7,157	$(1,445)	$37,043	$(12,104)	$(2,142)	$8,260	$(6,558)	$65,293
Income tax (expense) recovery	$(6,095)	$(3,693)	$13,805	$404	$(4,921)	$294	$(30)	$(2,657)	$(6,439)	$(9,332)
Net earnings (loss) for the period	$11,167	$14,127	$20,962	$(1,041)	$32,122	$(11,810)	$(2,172)	$5,603	$(12,997)	$55,961
Capital expenditures	$4,267	$4,340	$46,762	$—	$13,092	$1,264	$—	$3,807	$228	$73,760

	As at June 30, 2017
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Total assets	$131,722	$80,520	$817,002	$28,492	$238,249	$116,021	$195,493	$86,798	$227,516	$1,921,813
Total liabilities	$43,828	$26,986	$161,878	$4,512	$52,220	$53,383	$1,122	$30,404	$89,491	$463,824

	Three months ended, June 30, 2016
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue	$26,606	$24,376	$47,786	$13,813	$31,301	$33,294	$—	$15,082	$—	$192,258
Depreciation and amortization	$(3,202)	$(4,123)	$(15,155)	$(308)	$(2,584)	$(2,462)	$(31)	$(1,746)	$(144)	$(29,755)
Exploration and project development	$(47)	$(351)	$(458)	$(103)	$(7)	$—	$(1,014)	$—	$(688)	$(2,668)
Interest income	$6	$1	$—	$—	$—	$84	$19	$—	$108	$218
Interest and financing expenses	$(171)	$(93)	$(91)	$(105)	$(78)	$(931)	$(16)	$(55)	$(1,007)	$(2,547)
Gain (loss) on disposition of assets	$4	$(111)	$1	$—	$2	$(248)	$—	$—	$18,300	$17,948
Foreign exchange (loss) gain	$(63)	$41	$(468)	$(260)	$(652)	$(902)	$821	$686	$(765)	$(1,562)
Loss on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$(438)	$(438)
Earnings (loss) before income taxes	$6,502	$5,360	$(1,247)	$2,337	$8,848	$5,985	$(516)	$1,575	$18,906	$47,750
Income tax (expense) recovery	$(2,312)	$(1,267)	$(779)	$(2,316)	$(1,892)	$—	$(3)	$682	$(5,637)	$(13,524)
Net earnings (loss) for the period	$4,190	$4,093	$(2,026)	$21	$6,956	$5,985	$(519)	$2,257	$13,269	$34,226
Capital expenditures	$1,952	$1,195	$29,209	$—	$18,542	$496	$103	$1,197	$73	$52,767

PAN AMERICAN SILVER CORP.	27

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

	Six months ended, June 30, 2016
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue	$48,957	$45,918	$84,541	$29,401	$53,422	$60,614	$—	$27,680	$—	$350,533
Depreciation and amortization	$(6,487)	$(8,457)	$(26,439)	$(2,294)	$(4,967)	$(6,820)	$(62)	$(3,308)	$(292)	$(59,126)
Exploration and project development	$(93)	$(506)	$(464)	$(103)	$(129)	$—	$(1,048)	$—	$(1,607)	$(3,950)
Interest income	$11	$2	$—	$—	$—	$117	$19	$—	$392	$541
Interest and financing expenses	$(334)	$(213)	$(268)	$180	$(153)	$(1,837)	$(33)	$(109)	$(1,578)	$(4,345)
Gain (loss) on disposition of assets	$4	$(19)	$6	$5	$4	$(248)	$—	$—	$18,300	$18,052
Foreign exchange (loss) gain	$(157)	$35	$(369)	$(244)	$(553)	$(1,682)	$777	$928	$(2,069)	$(3,334)
Loss on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$(496)	$(496)
Earnings (loss) before income taxes	$9,041	$7,502	$(5,626)	$3,435	$13,094	$3,612	$(1,286)	$2,238	$21,715	$53,725
Income tax (expense) recovery	$(3,103)	$(2,168)	$175	$(2,520)	$(3,630)	$—	$(9)	$241	$(6,610)	$(17,624)
Net earnings (loss) for the period	$5,938	$5,334	$(5,451)	$915	$9,464	$3,612	$(1,295)	$2,479	$15,105	$36,101
Capital expenditures	$2,951	$1,991	$51,440	$—	$37,970	$1,441	$108	$1,657	$109	$97,667

	As at December 31, 2016
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Total assets	$134,579	$65,386	$827,858	$35,853	$227,923	$111,260	$193,195	$91,893	$210,194	$1,898,141
Total liabilities	$45,986	$23,171	$199,127	$8,880	$52,636	$40,788	$1,112	$27,161	$100,276	$499,137

	Three months ended June 30,		Six months ended June 30,
Product Revenue	2017	2016	2017	2016
Refined silver and gold	$89,625	$99,676	175,858	183,542
Zinc concentrate	33,463	23,918	62,725	40,063
Lead concentrate	50,242	43,292	108,659	76,987
Copper concentrate	27,989	25,372	52,764	49,941
Total	$201,319	$192,258	400,006	350,533

23. INCOME TAXES
Components of Income Tax Expense

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Current income tax expense	$11,598	$15,411	$23,556	$18,798
Deferred income tax recovery	(10,107)	(1,887)	(14,224)	(1,174)
Income taxes expense	$1,491	$13,524	$9,332	$17,624
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table which results in an effective tax rate that varies considerably from the comparable period. The main factors which have affected the effective tax rate for the three and six months ended June 30, 2017 and the comparable period of 2016 were foreign exchange fluctuations, changes in the non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

PAN AMERICAN SILVER CORP.	28

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Reconciliation of Effective Income Tax Rate

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Earnings before taxes and non-controlling interest	$37,502	$47,750	$65,293	$53,725
Statutory Canadian income tax rate	26.00%	26.00%	26.00%	26.00%
Income tax expense based on above rates	$9,751	$12,415	$16,976	$13,969
Increase (decrease) due to:
Non-deductible expenditures	1,166	895	2,342	2,390
Foreign tax rate differences	(228)	1,574	(1,992)	1,050
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	521	466	1,098	671
- Other deferred tax assets	(3,179)	(3,145)	(2,733)	99
Non-taxable portion of net earnings of affiliates	(1,264)	(1,229)	(2,452)	(2,458)
Tax on sale of royalty	—	—	1,400	—
Effect of other taxes paid (mining and withholding)	2,448	2,037	7,139	3,194
Effect of foreign exchange on tax expense	(8,761)	(1,548)	(17,137)	(1,749)
Non-taxable impact of foreign exchange	5,017	1,188	7,962	(825)
Change in current tax expense estimated for prior years	(4,254)	(424)	(3,503)	(424)
Other	274	1,295	232	1,707
Income tax expense	$1,491	$13,524	$9,332	$17,624
Effective income tax rate	3.98%	28.32%	14.29%	32.80%

24. COMMITMENTS AND CONTINGENCIES

a.	General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b.	Environmental Matters
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.
Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of June 30, 2017, $59.6 million (December 31, 2016 - $55.6 million) was accrued for reclamation costs relating to mineral properties. See also Note 13.

PAN AMERICAN SILVER CORP.	29

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

c.	Credit Facility
On April 15, 2015 the Company entered into a $300.0 million secured revolving credit facility with a 4-year term (Note 15).

d.	Income Taxes
The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.
In December 2013, the Mexican President passed a bill that increased the effective tax rate applicable to the Company’s Mexican operations. The law was effective January 1, 2014 and increased the future corporate income tax rate to 30%, creating a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and created a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty is tax deductible for income tax purposes. The Special Mining Duty is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

e.	Finance Leases
The present value of future minimum lease payments classified as finance leases at June 30, 2017 is $8.0 million (December 31, 2016 - $7.1 million) and the schedule of timing of payments for this obligation is found in Note 14.

f.	Law changes in Argentina
Under the previous political regime in Argentina, the government intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. Historically, the Argentine government also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In support of this policy, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials and required advance government review of plans to import goods and materials.  In addition, the government of Argentina also tightened control over capital flows and foreign exchange in an attempt to curtail the outflow of hard currencies and protect its foreign currency reserves, including mandatory repatriation and conversion of foreign currency funds in certain circumstances, informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into USD or other hard currencies,  exposing us to additional risks of Peso devaluation and high domestic inflation.
While a new federal government was elected in Argentina in late 2015 and has since taken steps to ease some of the previously instituted controls and restrictions, particularly relaxing certain rules relating to the inflow and outflow of foreign currencies, many of the policies of the previous government continue to adversely affect the Company’s Argentine operations.  It is unknown whether these recent changes will be lasting, what, if any, additional steps will be taken by the new administration or what financial and operational impacts these and any future changes might have on the Company.  As such, the Company continues to monitor and assess the situation in Argentina.

PAN AMERICAN SILVER CORP.	30

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

g.	Political changes in Bolivia
On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”).  Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time.  In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

h.	Other Legal Matters
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.
In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

i.	Title Risk
Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

j.	Royalty Agreements and Participation Agreements
The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against the mineral property while royalties that become payable upon production are expensed at the time of sale of the production.
As part of the Arrangement closed with Maverix on July 11, 2016 (Note 9), Maverix acquired from the Company a portfolio of royalties, precious metals streams and payment agreements, in exchange for a 54% interest in Maverix (40% fully diluted as at June 30, 2017).  The key portfolio assets included the economic equivalent of one hundred percent (100%) of the gold produced from Pan American’s operating La Colorada silver mine, less a fixed price of US$650 per ounce for the life of the mine, as well as an agreement to purchase five percent (5%) of future gold production at a fixed price of US$450 per ounce from the feasibility stage La Bolsa project.  The portfolio also included, among others, the equivalent of a net smelter returns royalty of one and one-quarter percent (1¼%) on all metals produced from the pre-feasibility stage Calcatreu project, and a net smelter returns royalty of one percent (1%) on the Pico Machay project, both of which are currently owned by Pan American.

PAN AMERICAN SILVER CORP.	31

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.
In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Refer below to the Navidad project section below for further details.
As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 16.
Huaron and Morococha mines
In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60.0 million; (ii) 2.0% for companies with sales between $60.0 million and $120.0 million; and (iii) 3.0% for companies with sales greater than $120.0 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.
Manantial Espejo mine
Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.
San Vicente mine
Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow. Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property. The Participation Fee has now reverted back to the original percentage. For the three and six months ended June 30, 2017, the Company recovered approximately $0.2 million and incurred approximately $3.2 million in COMIBOL royalties (2016 - incurred $4.5 million, and $7.8 million, respectively).
A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter return royalty (as per the Agreement) payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. For the three and six months ended June 30, 2017 the royalties paid to EMUSA amounted to approximately $0.2 million and $0.4 million, respectively (2016 - $0.3 million and $0.5 million, respectively).
In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5%

PAN AMERICAN SILVER CORP.	32

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2017 and December 31, 2016 and for the
 three and six months ended June 30, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

for zinc and copper metal value of sales. The royalty is income tax deductible. For the three and six months ended June 30, 2017 the royalty amounted to $1.3 million and $2.4 million, respectively (2016 - $1.1 million and $2.0 million, respectively).
Dolores mine
Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on silver production and 3.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. The royalties to Royal Gold amounted to approximately $1.3 million and $2.6 million, respectively, for the three and six months ended June 30, 2017 (2016 – $1.2 million and $2.3 million, respectively).
Navidad project
In late June 2012 the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.
In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has temporarily suspended project development activities at Navidad.
The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

25. RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. A company owned by a former director of the Company was paid $0.1 million and $0.1 million, respectively, for consulting services in the three and six months ended June 30, 2016, there were no such payments in 2017. All related party transactions for the three and six months ended June 30, 2017 and 2016 have been disclosed in these consolidated financial statements. Related party transactions with Maverix have been disclosed in Note 9 of these consolidated financial statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

PAN AMERICAN SILVER CORP.	33